UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2023

Commission File Number: 001-39810

IDEX Biometrics ASA

(Translation of registrant’s name into English)

Dronning Eufemias gate 16

Oslo, Norway

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Other Events

IDEX Biometrics ASA (the “Company”) distributed a notice of an extraordinary general meeting (“EGM Notice”), which includes a form of proxy (“Form of Proxy”), on May 26, 2023.

The EGM Notice is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

The information contained in this Report on Form 6-K and Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference in any filing under the Securities Act of 1933, as amended, unless expressly set forth by specific reference in such a filing.

EXHIBIT LIST

Exhibit	Description

99.1	Notice of Extraordinary General Meeting, including Form of Proxy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IDEX BIOMETRICS ASA

Date: May 30, 2023	By:	/s/ Vincent Graziani
Name: Vincent Graziani
Title: Chief Executive Officer